July 26, 2019

Siobhan Nolan Mangini

Re: Promotion

Dear Siobhan,

Thank you for your continued commitment and contributions to Castlight. I am pleased to inform you that you have been promoted to the position of President effective July 26, 2019. Upon the effective date, your annual base salary will increase from $360,000 to $400,000, less applicable withholdings. This represents an increase of 11%. This increase will appear in your August 15, 2019 paycheck. Your annual target bonus will increase from 60% to 75% of your base salary, which will increase your total target earnings from $576,000 to $700,000 annually.

You will receive a sign-on bonus of $300,000, less applicable withholdings, payable concurrent with your first scheduled payroll following the effective date of your promotion. In the event that you voluntarily leave Castlight Health within six (6) months of the effective date of your promotion, you will be responsible for reimbursing the company for your entire signing bonus. By your signature on this offer letter, you agree to pay back any monies received relating to your overall disbursement.

Subject to the approval of the Company’s Compensation and Talent Committee, you will be granted a restricted stock unit (“RSU”) award relating to the number of shares of Class B common stock calculated by dividing $600,000 by the closing price of Class B common stock on the date of grant of the restricted stock unit award at the next regularly-scheduled meeting of the Compensation and Talent Committee, which is currently proposed to be August 14, 2019. If approved, this grant will vest in equal quarterly installments over a period of four years starting on November 16, 2019, provided you remain in continuous service on each applicable vesting date. This grant will be governed by the 2014 Equity Incentive Plan and your award agreement, which will be provided when the grant is issued to you.

In addition, subject to the approval of the Company's Compensation and Talent Committee, you will be granted a performance-based restricted stock unit ("PSU") award relating to the number of shares of Company Class B Common Stock calculated by dividing $300,000 by the closing price of Class B common stock on the date of grant of the performance restricted stock unit award at the next regularly-scheduled meeting of the Compensation and Talent Committee, which is currently proposed to be August 14, 2019. This grant will be governed by the 2014

Equity Incentive Plan and your award agreement, which will be provided when the grant is issued to you. The number of PSUs actually earned will be based on achievement of performance metrics as outlined in Attachment 1.

Please sign this letter below and return the signed letter to Vicki Ryan, Chief People Officer (vryan@castlighthealth.com).

Thank you again for your efforts at Castlight. We truly appreciate your dedication to making us one team on a mission making things happen.

Congratulations!

/s/ David Ebersman
David Ebersman
Chairman, Compensation & Talent Committee

Cc: Judy Verhave

Accepted:

/s/ Siobhan Nolan Mangini            July 26, 2019
Siobhan Nolan Mangini                Date

Attachment 1 – PSU Performance Metrics

Metrics to be determined by the Compensation and Talent Committee of the Board of Directors at its next regularly-scheduled meeting.

CASTLIGHT HEALTH, INC.
EXECUTIVE SEVERANCE AGREEMENT
This Executive Severance Agreement (the “Agreement”) is made and entered into by and between Siobhan Nolan Mangini (the “Executive”) and Castlight Health, Inc. (the “Company”), effective as of July 26, 2019 (the “Effective Date”).Terms not otherwise defined herein are defined in Section 5 below.
RECITALS
The purpose of the Agreement is to provide an eligible Executive with benefits in the event Executive’s employment is involuntarily terminated under certain circumstances and as a source of incentive and encouragement to remain with the Company notwithstanding the possibility of a Corporate Transaction.
The Agreement is an unfunded welfare benefit plan for purposes of ERISA, a severance pay Agreement within the meaning of United States Department of Labor Regulation Section 2510.3-2(b) and an involuntary separation pay plan within the meaning of Treasury Regulation Section 1.409A-1(b)(9).
AGREEMENT
1.Eligibility Under This Agreement.
(a)    General Eligibility. Except as otherwise provided in this Agreement, Executive is entitled to the benefits described in Section 2(b) or (c) only if his or her employment is subject to a Qualifying Termination.
(b)    Benefits. If Executive’s employment is subject to a Qualifying Termination, Executive will receive his or her severance payment in a cash lump-sum in accordance with the Company’s standard payroll procedures which will be made on the sixtieth (60th) day following the Separation, provided that the following have already occurred:
(i)    Executive’s Qualifying Termination;
(ii)    the Company’s receipt of Executive’s executed General Release (as described in Section 3); and
(iii)    the expiration of any rescission period applicable to Executive’s executed General Release.
2.Severance Benefits. If Executive is subject to a Qualifying Termination, then, subject to Section 3 below, the Company shall pay Executive the benefits set forth in Section 2(b) or (c) below.

(a)    In addition to the benefits described below in Section 2(b) or (c), Executive will be entitled to receive payment for:
(i)    Accrued Salary and Vacation. All salary and accrued vacation (if any) earned through the Termination Date.
(ii)    Expense Reimbursement. Within thirty (30) days of submission of proper expense reports by Executive, the Company shall reimburse Executive for all expenses incurred by Executive, consistent with the Company’s policy for expense reimbursement, in connection with the business of the Company prior to Executive’s termination of employment.
(iii)    Executive Benefits. Benefits, if any, under any 401(k) plan, nonqualified deferred compensation plan, employee stock purchase plan and other Company benefit plans under which Executive may be entitled to benefits, payable pursuant to the terms of such plans.
(b)    Involuntary Termination Other than for Cause or Resignation for Good Reason During the Corporate Transaction Period. If Executive has a Qualifying CIC Termination, then subject to Section 3, Executive shall receive the following severance benefits from the Company based on the role held by such Executive on the Termination Date.
(i)    Severance Payment. Executive shall receive, regardless of the Service Term, the severance payments set forth in the table below.

Chief Executive Officer	President; Executive Vice President	Senior Vice President
• 24 months Base Salary • 24 times the applicable COBRA Coverage	• 18 months Base Salary • 18 times the applicable COBRA Coverage	• 12 months Base Salary • 12 times the applicable COBRA Coverage
(ii)    Equity Awards. Executive shall retain any rights to acceleration in any outstanding equity awards held by Executive and such rights shall be as set forth in the equity plan documents governing those awards. Notwithstanding the foregoing, regardless of the provisions of the equity plan documents, if Executive is subject to a Qualifying CIC Termination, then, subject to Section 3 below, each of Executive’s then outstanding unvested Equity Awards, excluding awards that would otherwise vest only upon satisfaction of performance criteria, shall accelerate and become vested and exercisable with respect to 100% of the then unvested shares subject thereto and each of Executive’s then outstanding unvested Equity Awards that would otherwise vest only upon satisfaction of performance criteria, shall accelerate and become vested and exercisable with respect to 100% of the then unvested shares subject thereto as if there had been achievement of at-target performance levels. “Equity Awards” means all options to purchase shares of Company common stock as well as any and all other stock-based awards granted to Executive, including but not limited to stock bonus awards, restricted stock, restricted stock units or stock appreciation rights. Subject to Section 3, the accelerated vesting described above shall be effective as of the Separation for a Qualifying Termination after the Corporate Transaction, and as of immediately prior to the Corporate Transaction for a Qualifying Termination occurring on or prior to the Corporate Transaction. For the avoidance of doubt, any rights to acceleration in any outstanding equity awards held by Executive that are triggered upon a termination without Cause or resignation for Good Reason, shall be based on the definitions set forth in this Agreement rather than the equity plan documents governing those awards. For the avoidance of doubt, if a Qualifying Termination occurs before the Corporate Transaction, then any unvested portion of the terminated Executive’s Equity Awards will remain outstanding for three (3) months following the Qualifying Termination (provided that in no event will the terminated Executive’s stock options or similar Equity Awards remain outstanding beyond the Equity Award’s maximum term to expiration). In the event that the proposed Corporate Transaction is terminated without having been completed, any unvested portion of the terminated Executive’s Equity Awards automatically will be forfeited permanently without having vested effective three (3) months following the Executive’s Separation. Subject to Section 409A, all vested RSUs shall be settled in accordance with the terms of the applicable RSU agreement.
(c)    Involuntary Termination Other than for Cause or Resignation for Good Reason Not During the Corporate Transaction Period. If Executive has a Qualifying Non-CIC Termination, then subject to Section 3, Executive shall receive the severance benefits set forth in the table below from the Company based on the role held by such Executive on the Termination Date and Executive’s Service Term.

Service Term	Chief Executive Officer	President; Executive Vice President	Senior Vice President
Less than one year	• 12 months Base Salary • 12 times the applicable COBRA Coverage	• 6 months Base Salary	• 3 months Base Salary
More than one year	• 12 months Base Salary • 12 times the applicable COBRA Coverage	• 9 months Base Salary • 9 times the applicable COBRA Coverage	• 6 months Base Salary • 6 times the applicable COBRA Coverage

(d)    Special Timing Rule. If Executive has a Qualifying Non-CIC Termination, and, within three months of Executive’s Separation, a Corporate Transaction occurs such that Executive has a Qualifying CIC Termination, then Executive shall become entitled to the additional severance benefits set forth in Section 2(b). Accordingly, Executive will receive a payment of severance calculated based on the difference in Base Salary and COBRA Coverage under Section 2(c) versus Section 2(b)(i). Solely for purposes of the preceding sentence of this Section 2(d), such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A. The additional amount to be paid under this Section 2(d) shall be paid on the later of the consummation of the Corporate Transaction and the sixtieth (60th) day following the Separation, subject to Section 3. In addition, if Executive has a Qualifying Non-CIC Termination, and, within three months of Executive’s Separation, a Corporate Transaction occurs such that Executive has a Qualifying CIC Termination, Executive shall receive the accelerated vesting benefits of Section 2(b)(ii).
(e)    Exclusive Remedy. Except as otherwise set forth herein, in the event of a termination of Executive’s employment, the provisions of this Section 2 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive or the Company may otherwise be entitled, whether at law, tort or contract, or in equity. Except as otherwise set forth herein, Executive shall be entitled to no benefits, compensation or other payments or rights upon termination of employment other than those benefits expressly set forth in this Section 2.
(f)    Code Section 409A.
(i)    Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A of the Code and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of Executive’s termination (other than due to death) or resignation, then the severance payable to Executive, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that are payable within the first six (6) months following Executive’s termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following his or her termination but prior to the six (6) month anniversary of his or her termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.
(ii)    Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Benefits for purposes of clause (i) above.
(iii)    Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that do not exceed the Section 409A Limit shall not constitute Deferred Compensation Separation Benefits for purposes of clause (i) above. “Section 409A

Limit” will mean the lesser of two (2) times: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during Executive’s taxable year preceding Executive’s taxable year of Executive’s termination of employment as determined under, and with such adjustments as are set forth in, Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.
(iv)    The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.
3.General Release. Any other provision of this Agreement notwithstanding, Sections 2(b) and (c) above shall not apply unless Executive (i) has executed a general release (in a form prescribed by the Company) of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims (“General Release”). The General Release must be in the form prescribed by the Company, without alterations. The Company will deliver the form to Executive within thirty (30) days after Executive’s Separation. Executive must execute and return the General Release within the time period specified in the form and if Executive fails to make the General Release effective before the sixtieth (60th) day following the Separation, he or she will not be eligible for any of the benefits described in Section 2(b) or (c).
4.Golden Parachute Excise Tax Best Results. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Executive (X) constitute “parachute payments” within the meaning of Code Section 280G, and (Y) would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits shall be either:
(a)    delivered in full, or
(b)    delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless the Company and Executive otherwise agree in writing, the determination of Executive’s excise tax liability and the amount required to be paid under this Section 4 shall be made in writing by a nationally-recognized independent accounting firm selected by the Company (the “Accountants”). For purposes of making the calculations required by this Section 4, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 4. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 4. Any reduction in payments and/or benefits required by this Section 4 shall occur in the following order: (1) reduction of cash payments; (2) reduction of acceleration of vesting of equity awards; and (3) reduction of other benefits paid to Executive. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant for Executive’s equity awards.
5.Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:
(a)    Base Salary. Base Salary means:
(i)    with respect to payments set forth in Section 2(a) above, the rate of annual base salary paid to Executive immediately prior to Executive’s Termination Date, provided that such amount shall in no event be less than the highest rate of annual base salary paid to Executive during the one (1) year period immediately prior to the Termination Date.
(ii)    with respect to payments set forth in Sections 2(b) and (c) above, the rate of annual base salary paid to Executive immediately prior to a Corporate Transaction, provided that such amount shall in no event be less than the highest rate of annual base salary paid to Executive during the one (1) year period immediately prior to the Corporate Transaction; or
(b)    Cause. Cause means:
(i)    Executive is convicted of, or pleads guilty or nolo contendere to, a felony (under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction);
(ii)    Executive has engaged in acts of fraud, dishonesty or other acts of willful misconduct in the course of his duties hereunder;
(iii)    Executive’s gross misconduct in connection with the performance of his or her duties;
(iv)    Executive’s breach of his or her fiduciary duty to the Company;
(v)    Executive’s failure to cooperate with the Company in any investigation or formal proceeding or the Executive being found liable in a Securities and Exchange Commission enforcement action or otherwise being disqualified from serving in his or her role;

(vi)    Executive willfully failing to comply with reasonable directives of the Company without a reasonable belief the failure to comply was in the best interest of the Company;
(vii)    a material breach by Executive of any contract Executive is party to with the Company; provided, however, that if the breach is reasonably susceptible of cure, Executive shall be entitled to receive at least 30 days to cure the breach fully after receiving written notice from the Company; or
(viii)    unauthorized use or disclosure by Executive of any proprietary information or trade secrets of the Company or any other party to whom Executive owes an obligation of nondisclosure as a result of his or her relationship with the Company.
The determination as to whether Executive is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on Executive. The foregoing definition does not in any way limit the Company’s ability to terminate Executive’s employment or consulting relationship at any time as provided in Section 8.
(c)    Cobra Coverage. Cobra Coverage means a dollar amount that is equal to the cost of a single month of COBRA coverage for the health plan that Executive was enrolled in on the Termination Date and at the rates in effect on the Termination Date. If such coverage included Executive’s dependents immediately prior to the Termination Date, such amount shall also include the cost of COBRA coverage for Executive’s dependents
(d)    Code. Code means the Internal Revenue Code of 1986, as amended.
(e)    Corporate Transaction. Corporate Transaction shall have the meaning set forth in the Plan.
(f)    Corporate Transaction Date. Corporate Transaction Date means the date on which a Corporate Transaction occurs.
(g)    Corporate Transaction Period. Corporate Transaction Period shall mean the period within twelve (12) months following a Corporate Transaction or within three (3) months preceding a Corporate Transaction.
(h)    Corporate Transaction Period Good Reason. Corporate Transaction Period Good Reason means, during the Corporate Transaction Period, Good Reason means any of the following that occur without Executive’s consent:

(i)    any reduction in Executive’s rate of Base Salary or the target bonus amount that Executive is eligible to receive;
(ii)    a relocation of Executive’s principal office with the Company of more than fifty (50) miles from its current location;

(iii)    a material reduction in Executive’s duties, authority, reporting relationship or responsibilities, including:
(1)    the assignment of responsibilities, duties, reporting relationship or position that are not at least the substantial functional equivalent of Executive’s position occupied immediately preceding the Corporate Transaction, including the assignment of responsibilities, duties, reporting relationship or position that are not in a substantive area that is consistent with Executive’s experience and the position occupied prior to the Corporate Transaction; or
(2)    a material diminution in the budget and number of subordinates over which Executive retains authority;
(iv)    material violation by the Company of a material term of any employment, severance, or change of control agreement between Executive and the Company; or
(v)    failure by a successor entity to assume this Agreement.
provided, however, that any such condition or conditions, as applicable, shall not constitute Good Reason unless both (X) Executive provides written notice to the Company of the condition claimed to constitute Good Reason within ninety (90) days of the initial existence of such condition(s), and (Y) the Company fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of Executive‘s employment with the Company shall not be treated as a termination for “Good Reason“ unless such termination occurs not more than one hundred and twenty (120) days following the initial existence of the condition(s) claimed to constitute Good Reason. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 8.
(i)    Disability. Disability shall have the meaning ascribed to such term in the Plan.
(j)    Good Reason. Other than during the Corporate Transaction Period (which is identified as a “Corporate Transaction Period Good Reason” herein), Good Reason means any of the following that occur without Executive’s consent:
(i)    any reduction in Executive’s rate of base salary or the target bonus amount that Executive is eligible to receive, unless such reduction is consistent with a salary or bonus reduction implemented by the Company for other similarly situated employees of the Company;
(ii)    a relocation of Executive’s principal office with the Company of more than fifty (50) miles from its current location;
provided, however, that any such condition or conditions, as applicable, shall not constitute Good Reason unless both (X) Executive provides written notice to the Company of the condition claimed to constitute Good Reason within ninety (90) days of the initial existence of such condition(s), and (Y) the Company fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of Executive‘s employment with the Company shall not be treated as a termination for ‘Good Reason‘ unless such termination occurs not more than one hundred and twenty (120) days following the initial existence of the condition claimed to constitute Good Reason. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 8.
(k)    Plan. Plan means the Company’s 2014 Equity Incentive Plan, as amended.
(l)    Qualifying CIC Termination. Qualifying CIC Termination means a Separation within the Corporate Transaction Period if (i) the Company terminates Executive’s employment for any reason other than Cause, death or Disability, or (ii) Executive voluntarily resigns his or her employment for Corporate Transaction Period Good Reason. In the case of a termination before a Corporate Transaction, solely for purposes of benefits under Section 2(c) of this Plan, the Termination Date will be deemed the date the Corporate Transaction is consummated.
(m)    Qualifying Non-CIC Termination. Qualifying Non-CIC Termination means a Separation not within the Corporate Transaction Period if (1) the Company terminates Executive’s employment for any reason other than Cause, death or Disability or (2) Executive voluntarily resigns his or her employment for Good Reason.
(n)    Qualifying Termination. Qualifying Termination means a Qualifying CIC Termination or a Qualifying non-CIC Termination.
(o)    Separation. Separation means a “separation from service,” as defined in the regulations under Section 409A of the Code.
(p)    Service Term. Service Term means as of a particular date, the period of time that Executive has been continuously employed by the Company as Executive in any capacity, including approved leaves of absence.
(q)    Termination Date. Termination Date means Executive’s final day of employment with the Company which date shall be communicated by the Company to Executive.
6.Successors.
(a)    The Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise), shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which agrees to assume the obligations of this Agreement as described in this Section 6(a) or which becomes bound by the terms of this Agreement by operation of law.
(b)    Executive’s Successors. The terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
7.Notice.
(a)    General. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by registered mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, (d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, or (e) one (1) business day after the business day of sending an email, if sent with return receipt and with copy by first class mail, postage prepaid, and shall be addressed (i) if to Executive, at his or her last known residential address, and (ii) if to the Company, at the address of its principal corporate offices (attention: General Counsel), or in any such case at such other address as a party may designate by ten (10) days’ advance written notice to the other party pursuant to the provisions above.
(b)    Notice of Termination. Any termination by the Company for Cause or resignation by Executive voluntarily or for Good Reason (whether or not during a Corporate Transaction Period) shall be communicated by a notice of termination to the other party hereto given in accordance with Section 7(a) of this Agreement. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date (which shall be not more than thirty (30) days after the giving of such notice, subject to such longer period of time permitted in the event of a termination for Good Reason). The failure by Executive to include in the notice any fact or circumstance which contributes to a showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing his or her rights hereunder.
8.At-Will Employment. Executive’s employment is and shall continue to be at-will, as defined under applicable law, except as otherwise may be provided specifically under the terms of any written formal employment agreement or offer letter between the Company and Executive.
9.Miscellaneous Provisions.
(a)    Confidentiality.

Executive shall retain in confidence any proprietary or other confidential information known to Executive concerning the Company and its business under the conditions of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement between the Company and Executive (the “Confidentiality Agreement”) and shall continue to comply with all other terms of the Confidentiality Agreement. Executive acknowledges and agrees that, to the extent he or she has not already done so, he or she shall immediately deliver to the Company when requested all property of the Company, including, but not limited to, equipment (e.g., laptop computer and cellular telephone), passwords, notebooks, electronic storage devices, credit cards, business cards, keys, parking or building access cards, documents, memoranda, reports, written and computer files and data, books, correspondence, lists, or other written or graphic records, and the like, relating to the Company’s business, that are in Executive’s possession or control, including but not limited to copies (including electronic copies) of any documents or files that contain the Company’s Confidential Information (as defined in the Confidentiality Agreement).
Executive acknowledges that a breach of any of the covenants contained in this Section 9(a) may result in material irreparable injury to the Company for which there is no adequate remedy at law, that it may not be possible to measure damages for such injuries precisely and that, in the event of such a breach, any payments remaining under the terms of this Agreement shall cease and the Company may be entitled to obtain a restraining order and/or an injunction restraining Executive from engaging in activities prohibited by this Section 9(a) or such other relief as may be required to specifically enforce any of the covenants in this Section 9(a). This Section 9(a) shall survive any termination of this Agreement.
(b)    Conflict in Benefits; Nonduplication of Benefits.
(i)    No Limitation of Regular Benefit Agreements. Except as provided in Section 9(b)(ii) below, this Agreement is not intended to and shall not affect, limit or terminate any plans, programs, or arrangements of the Company that are regularly made available to a significant number of Executives or officers of the Company, including, without limitation, the Company’s equity incentive plans.
(ii)    Nonduplication of Benefits. Executive may not accumulate cash severance payments, and/or equity vesting under both this Agreement and another plan or policy of the Company. If Executive is entitled to any payments or benefits by operation of a statute or government regulations, any severance payable pursuant to this Agreement will be reduced by such payments or benefits.
(c)    No Duty to Mitigate. Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that Executive may receive from any other source.
(d)    Amendment and Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
(e)    Entire Agreement. This Agreement together with the terms of any outstanding equity awards held by Executive as set forth in the equity plan documents governing those awards constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties, and shall specifically supersede any severance payment provisions of any other offer letter or agreement entered into between Executive and the Company, and this Agreement with respect to the subject matter hereof.
(f)    Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.
(g)    Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California. The Superior Court of San Francisco County and/or the United States District Court for the Northern District of California shall have exclusive jurisdiction and venue over all controversies in connection with this Agreement. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof in such jurisdiction, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
(h)    Arbitration. Any dispute, controversy or claim between the parties arising out of or relating to this Agreement (whether based in contract or tort, in law or equity), or any breach or asserted breach thereof, shall be determined and settled exclusively by arbitration in San Francisco, California, in accordance with the rules for dispute resolution of JAMS. Judgment on the award may be entered in any court of competent jurisdiction. Notwithstanding this Section 9(h), the parties may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction or other interim or provisional relief as may be necessary, without breach of this Agreement and without abridgment of the powers of the arbitrator. The parties hereby submit themselves to the Superior Court of California in and for the County of San Francisco as the sole and exclusive venue for the purpose of enforcing this Agreement. This Section 9(h) shall survive any termination of this Agreement.
(i)    Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
(j)    Withholding; Lump Sum. All payments made pursuant to this Agreement will be in a lump sum and will be subject to withholding of applicable income and employment taxes.

(k)    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

Castlight Health, Inc.	Siobhan Nolan Mangini

By:	Signature:
Title:	Date:
Date: